Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2008 Q2

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions (see below), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates (see Section 9). Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Assumptions for 2008 guidance include:

Economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including revised Canadian gross domestic product (GDP) growth of 1.7% and above average growth in the provinces of Alberta and British Columbia; forecast exchange rate between the Canadian dollar and U.S. dollar at or near parity; increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP (voice over Internet protocol) companies; impact from the acquisition of Emergis in mid-January; Canadian wireless industry market penetration gain of 4.5 to 5%; the target for consolidated capital expenditures explicitly excluded the purchase of wireless spectrum in the advanced wireless services (AWS) spectrum auction; in addition to capital expenditures, AWS auction expenditures of approximately $880 million are expected to be recognized in the third quarter of 2008; no new wireless competitive entrants are assumed for 2008; approximately $30 million restructuring expenses (up from $20.4 million in 2007); a blended statutory tax rate of approximately 30.5 to 31.5%; a discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million (down from 331.7 million in 2007). Earnings per share (EPS), cash balances, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in 2009 following the AWS spectrum auction); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (increased in 2008 by purchases of wireless spectrum in the AWS auction); financing and debt requirements (including funding share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, evolving wireline broadband and wireless next generation technology options and the possible need for prospective wireless sharing arrangements to achieve cost efficiencies and reduce deployment risks); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents, including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of TELUS’ 2007 annual and first quarter 2008 Management’s discussions and analyses, as well as updates in Section 10 of this document.

Management’s discussion and analysis

August 6, 2008

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2008 and 2007, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. The principal differences between

Canadian and U.S. GAAP, as they relate to TELUS, are summarized in Note 20 of the interim Consolidated financial statements. Management’s discussion and analysis and the interim Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definitions.

Management’s discussion and analysis contents

Section		Contents

1.	Introduction	Introduction and summary of TELUS’ consolidated results for the second quarter and first six months of 2008

2.	Core business, vision and strategy	A discussion of activities in support of TELUS’ six strategic imperatives

3.	Key performance drivers	A listing of corporate priorities for 2008

4.	Capability to deliver results	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results

5.	Results from operations	A detailed discussion of operating results for the second quarter and first six months of 2008

6.	Financial condition	A discussion of significant changes in TELUS’ balance sheets for the six-month period ended June 30, 2008

7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures

8.	Critical accounting estimates and accounting policy developments	A description of accounting estimates that are critical to determining financial results, and changes to accounting policies

9.	Annual guidance for 2008	TELUS’ revised annual guidance

10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks

11.	Reconciliation of non-GAAP measures and definitions	A description, calculation and reconciliation of certain measures used by management

1.              Introduction

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian telecommunications industry

Key industry development

On June 30, 2007, Canada’s largest telecommunications service provider BCE Inc. announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and several co-investors, recently confirmed by BCE to be the U.S.-based Providence Equity Partners, Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity. The BCE Board recommended that their common shareholders accept the consortium’s offer at an all-cash price of $42.75 per common share or approximately $34 billion. On September 21, 2007, BCE shareholders overwhelmingly approved the acquisition. In June 2008, the CRTC (Canadian Radio-television and Telecommunications Commission) approved the change in control of BCE’s broadcasting licences. Industry Canada also approved the acquisition. A challenge before the Supreme Court of Canada by certain BCE bond holders was also dismissed in June. BCE has indicated that it expects the transaction to close on or before December 11, 2008.

Wireless developments – advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

Industry Canada conducted a wireless spectrum licence auction between May 27 and July 21, 2008 for 90 MHz of AWS spectrum (including 40 MHz set aside for new entrants), 10 MHz for personal communications network (PCS) service extension, and 5 MHz for another small band. The auction concluded after 331 rounds with Industry Canada reporting total proceeds of $4,255 million (average of $1.55/MHz/POP for AWS and PCS spectrum, where POP refers to person of population).

TELUS was advised that it was the provisionally successful bidder on 59 spectrum licences of 20 MHz or 10 MHz in the 1700 / 2100 MHz ranges, providing additional spectrum depth nationally in markets TELUS already covers. The cost of spectrum licences won was approximately $880 million. TELUS expects to receive the licences after final payment and after demonstrating compliance with Canadian ownership requirements, both expected to occur in the third quarter of 2008. Each of the other AWS spectrum auction provisional winners must also comply with both Canadian ownership and payment requirements. The average spectrum acquired by TELUS was 16.2 MHz at an average cost of $1.82/MHz/POP. See also Building national capabilities in Section 2, as well as Section 4.1 Principal markets addressed and competitors and Section 10.1 Regulatory.

In the third quarter of 2008, in accordance with the terms of the auction, the Company expects that the amount of successful bids will be paid through a combination of drawing on its credit facilities and utilization of cash on hand.

Licences acquired by TELUS in the May 27 to July 21, 2008 Industry Canada spectrum auction

Bandwidth	Number of licences acquired	Geographic areas
20 MHz comprised of 10 MHz in the 1700 MHz range paired with 10 MHz in the 2100 MHz range	32	Quebec, SW Ontario, Ottawa Region, Manitoba, Saskatchewan, Alberta and B.C.

10 MHz comprised of 5 MHz in the 1700 MHz range paired with 5 MHz in the 2100 MHz range	27	Yukon, Northwest Territories & Nunavut, Newfoundland & Labrador, Nova Scotia, New Brunswick, P.E.I., N. Ontario, Central Ontario, and Toronto

1.3 Consolidated highlights

The chief executive officer, who is the chief operating decision-maker, regularly receives TELUS’ consolidated reports on two bases: including and excluding (as shown in the “as adjusted” calculations) an incremental charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. The highlights table below presents both views.

Consolidated highlights
($ millions, except shares, per-share amounts,	Quarters ended June 30				Six-month periods ended June 30
subscribers and ratios)	2008	2007	Change		2008	2007	Change

Consolidated statements of income

Operating revenues	2,398.7	2,228.1	7.7%		4,749.3	4,433.7	7.1%

Operating income	498.1	493.8	0.9%		1,025.5	890.8	15.1%
Net-cash settlement feature (recovery) expense	(0.3)	1.8	n.m.		(0.1)	175.3	n.m.
Operating income (as adjusted)	497.8	495.6	0.4%		1,025.4	1,066.1	(3.8)%

Income before income taxes	381.4	348.1	9.6%		782.6	623.7	25.5%
Net-cash settlement feature (recovery) expense	(0.3)	1.8	n.m.		(0.1)	175.3	n.m.
Income before income taxes (as adjusted)	381.1	349.9	8.9%		782.5	799.0	(2.1)%

Net income	267.0	253.1	5.5%		558.0	447.9	24.6%
Net-cash settlement feature, after tax	(0.2)	1.3	n.m.		(0.1)	109.0	n.m.
Net income (as adjusted)	266.8	254.4	4.9%		557.9	556.9	0.2%

Earnings per share, basic ($)	0.83	0.76	9.2%		1.73	1.34	29.1%
Net-cash settlement feature per share	—	—	—%		—	0.33	(100.0)%
Earnings per share, basic (as adjusted) ($)	0.83	0.76	9.2%		1.73	1.67	3.6%

Earnings per share, diluted ($)	0.83	0.75	10.7%		1.72	1.32	30.3%

Cash dividends declared per share ($)	0.45	0.375	20.0%		0.90	0.75	20.0%

Consolidated statements of cash flows

Cash provided by operating activities	461.0	1,061.9	(56.6)%		1,086.2	1,522.5	(28.7)%
Cash used by investing activities	436.7	477.8	(8.6)%		1,437.1	870.1	65.2%
Capital expenditures	435.6	481.8	(9.6)%		755.3	863.7	(12.6)%
Cash (used) provided by financing activities	(27.7)	(1,115.9)	97.5%		376.7	(638.7)	n.m.

Subscribers and other measures

Subscriber connections (1) (thousands)	11,363	10,885	4.4%

EBITDA (2)	917.6	884.6	3.7%		1,867.1	1,648.9	13.2%
Net-cash settlement feature expense	(0.3)	1.8	n.m.		(0.1)	175.3	n.m.
EBITDA (as adjusted)	917.3	886.4	3.5%		1,867.0	1,824.2	2.3%

Free cash flow (3)	302.3	161.7	87.0%		882.1	642.5	37.3%

Debt and payout ratios (4)

Net debt to EBITDA – excluding restructuring costs	1.7	1.8	(0.1)
Dividend payout ratio (%)	52	48	4	pts

pt; pts – percentage point(s)

(1)             The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems.

(2)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(3)             Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

Highlights for the second quarter and first six months of 2008, as discussed in Section 5: Results from operations, include the following:

•                  Subscriber connections increased by 478,000 in the twelve-month period ended June 30, 2008. The number of wireless subscribers grew by 10.6% to 5.83 million, the number of Internet subscribers grew by 6.3% to 1.21 million and the number of network access lines decreased by 3.4% to 4.33 million.

•                  Wireless gross subscriber additions increased to a TELUS second quarter record of 422,200, or up 19%, when compared to the same period in 2007, and were positively influenced by the introduction of a new postpaid value brand. Wireless average revenue per subscriber unit per month (ARPU) was $62.73 in the second quarter of 2008, up $0.85 from the first quarter of 2008, but $0.92 lower than the second quarter of 2007.

•                  Operating revenues increased by $170.6 million and $315.6 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. The increases were due primarily to growth in wireless network revenues and wireline data revenues (including revenues from Emergis), which more than offset revenue declines in wireline voice local and long distance.

•                  Operating income adjusted to exclude the net-cash settlement feature increased by $2.2 million in the second quarter of 2008, when compared to the same period in 2007, as the increase in EBITDA (as adjusted) exceeded higher depreciation and amortization expenses. Operating income (as adjusted) decreased by $40.7 million for the first six months of 2008, primarily due to an additional three months amortization for a new billing system and increased depreciation, which partly offset increased EBITDA (as adjusted).

•                  Excluding the effect of the net-cash settlement feature, Income before income taxes (as adjusted) increased by $31.2 million in the second quarter and decreased by $16.5 million in the first six months of 2008, due to changes in operating income (as adjusted) noted above and lower financing and other expenses.

•                  Net income increased by $13.9 million or seven cents per share in the second quarter of 2008 when compared to the same period in 2007. For the first six months of 2008, Net income increased by $110.1 million or 39 cents per share when compared to the same period in 2007.

Net income changes ($ millions)	Quarters ended June 30	Six-month periods ended June 30

2007 Net income	253.1	447.9
Tax-effected changes:
Lower net-cash settlement feature	1.5	109.1
Higher EBITDA as adjusted (1)	21.4	29.6
Higher depreciation and amortization (1), excluding investment tax credits in 2007	(19.8)	(54.4)
Lower interest expenses (1)	10.8	17.1
Tax-related adjustments (see Section 5.2)	(10.0)	3.0
Other	10.0	5.7

2008 Net income	267.0	558.0

(1) at 2008 blended statutory tax rates

•                  Average shares outstanding during the first six months of 2008 were 4% lower than the same period in 2007, due to repurchases under normal course issuer bid (NCIB) programs. The Company purchased 0.95 million Common Shares and 3.69 million Non-Voting Shares for a total outlay of $199.2 million in the first half of 2008.

Highlights for the second quarter and first six months of 2008, as discussed in Section 7: Liquidity and capital resources, include the following:

•                  Cash provided by operating activities decreased by $600.9 million and $436.3 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. For the second quarter period, a $350 million reduction in proceeds from securitized receivables during 2008 compared to a $350 million increase in proceeds in 2007, for a comparative reduction in cash flow of $700 million. For the six-month period, a $350 million reduction in proceeds from securitized receivables in 2008 compared to no change in 2007.

•                  Cash used by investing activities decreased by $41.1 million in the second quarter of 2008 and increased by $567.0 million during the first six months of 2008, when compared to the same periods in 2007. The decrease for the second quarter was mainly from higher wireless capital expenditures in the prior year to extend higher speed EVDO (evolution data optimized) coverage. The increase for the first six months of 2008 was due mainly to the January 2008 acquisition of Emergis, partly offset by lower wireless capital expenditures.

•                  Net cash used by financing activities decreased by $1,088.2 million during the second quarter of 2008, when compared to the same period in 2007, due to a number of factors, including repayment of $1.5 billion maturing Notes in June 2007, net of the April 2008 issue of $500 million Notes (see next paragraph). Net Cash provided by financing activities for the first six months of 2008 increased by $1,015.4 million when compared to the same period in 2007, due mainly to the April 2008 debt issue, increases in net amounts drawn from the 2012 credit facility and commercial paper in 2008, as well as lower share purchases under NCIB programs.

On April 9, 2008, TELUS successfully closed an offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering were used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources, which had been utilized in January for purchase of the then issued and outstanding Emergis common shares for $743 million.

•                  Free cash flow increased by $140.6 million and $239.6 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. The increases were mainly due to lower capital expenditures, improved EBITDA (as adjusted), and lower paid interest. Free cash flow was supplemented in the first half of 2008 by financing activities to complete acquisitions totalling $691.3 million, net of acquired cash.

•                  Net debt to EBITDA at June 30, 2008 was 1.7, unchanged from the measure at December 31, 2007, continuing the achievement of the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio, based on the annualized second quarter dividend and earnings for the 12-month trailing period ended June 30, 2008 (excluding favourable tax-related adjustments), was 52%, within the Company’s guideline.

2.              Core business, vision and strategy

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual and 2008 first quarter Management’s discussion and analyses, as well as updates reported in Section 10 of this document.

TELUS’ core business, vision and strategy were detailed in its 2007 Management’s discussion and analysis. Activities that supported the Company’s six strategic imperatives during the second quarter of 2008 include the following:

Building national capabilities across data, IP, voice and wireless

TELUS successfully bid on 20 MHz and 10 MHz blocks of advanced wireless services (AWS) spectrum in the 1700 MHz / 2100 MHz ranges in the Industry Canada auction concluded July 21. The average spectrum won by TELUS was 16.2 MHz nationally, which increases TELUS’ strong spectrum position, and is expected to provide capacity for the introduction of future 4G (fourth generation) service offerings.

Focusing relentlessly on the growth markets of data, IP and wireless

The second quarter of 2008 is the first full period including the operations of TELUS’ wireless postpaid value brand. In March, TELUS launched this new brand and service to better address segments of the wireless market and complement the fully featured TELUS brand service. The expected benefits include more flexibility in serving various market segments, increasing postpaid customer additions, protecting revenue on the premium TELUS brand, and improving client retention programs.

Building integrated solutions that differentiate TELUS from its competitors

In June, the Company launched three new global positioning system (GPS) solutions for businesses with mobile workers. TELUS Asset Tracker enables businesses to keep track of assets, whether large or small. TELUS Resource Tracker allows businesses to increase safety and productivity through real-time location monitoring of workers. TELUS Track and Dispatch gives businesses the ability to determine the closest mobile worker to a new job assignment or to immediately dispatch help if a worker needs assistance. These new solutions are part of the Company’s suite of wireless GPS solutions on the PCS network that also features TELUS Fleet Tracker, a fleet monitoring and tracking solution, and TELUS Navigator, a GPS turn-by-turn navigation solution.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

TELUS Ventures received a very positive return from its 2001 minority investment in Hostopia (TSX: H), a provider of private-branded web hosting, email and e-commerce solutions to telecommunications and cable TV companies, Internet service providers, domain registrars, and other Web service providers. This arose from Deluxe Corporation’s (NYSE: DLX) all cash offer for Hostopia in June, which was recommended for approval by Hostopia’s Board of Directors. Shareholder approval was obtained in late July and the deal closed in early August. TELUS Ventures invested in Hostopia to complement TELUS’ existing services and to be its key supplier, as part of TELUS’ strategy to benefit from emerging technologies that fill the Company’s capability gaps.

Going to the market as one team under a common brand, executing a single strategy

Acquired in January 2008 and re-branded “Emergis, a TELUS company,” the post-merger integration process continued into the second quarter in order to ensure a seamless transition for team members and customers, while ensuring a focus on achieving strategic business goals. This included the identification of top joint-sales opportunities and working together to close multi-million dollars of new contracts. The teams also initiated an update to the three-year strategic business plans for healthcare and financial services. In addition, during the quarter certain business functions were aligned, including Finance, Human Resources and Marketing.

Investing in internal capabilities to build a high-performance culture and efficient operations

In mid-July, following a large trial, TELUS successfully converted more than one million wireline residential customers in British Columbia to a new billing and client care system. This converges to the system in Alberta, and for the first time most customers in Alberta and B.C. are now on the same billing and client care system. During the B.C. conversion, TELUS has applied learnings from the Alberta conversion in 2007 and early experience has been positive. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. See Section 4.2 for additional information on the July conversion.

3.              Key performance drivers

The following is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual and 2008 first quarter Management’s discussions and analyses, as well as updates reported in Section 10 of this document.

Management sets new corporate priorities each year to advance TELUS’ strategy, focus on the near-term opportunities and challenges, and create value for shareholders.

2008 corporate priorities

Drive profit from strategic services with a focus on data

Build scale in vertical markets and leverage the Emergis acquisition

Exact productivity gains from efficiency improvement initiatives

Elevate the client experience and build enhanced loyalty

Execute technology initiatives, including broadband and IT platforms

4.              Capability to deliver results

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 annual and 2008 first quarter Management’s discussions and analyses, as well as updates reported in Section 10 of this document.

4.1 Principal markets addressed and competitors

At June 30, 2008, the principal markets addressed and competitors have not changed significantly from those described in TELUS’ 2007 Management’s discussion and analysis. Wireless competition is expected to increase in the future, as several potential entrants have provisionally acquired spectrum regionally in the AWS spectrum auction concluded in July 2008, as summarized below. Under the auction rules, successful bidders are subject to confirmation of eligibility and must complete payments within 30 business days of the auction close. Potential new entrants are expected to begin offering services in 2009 or later, as they establish operations, and build wireless networks in areas where they have won spectrum. Some new entrants may form alliances with one another. See Section 10.1 Regulatory,

Existing and potential competitors acquiring licences in the May 27 to July 21, 2008 Industry Canada spectrum auction

Competitor	Primary geographic focus

Incumbent national facilities-based competitors

Rogers Communications Inc.	Expansion of existing national capacity
Bell Mobility Inc.	Expansion of existing national capacity
TELUS	Expansion of existing national capacity

Incumbent provincial facilities-based competitors
MTS Allstream	Expansion of existing Manitoba capacity
SaskTel	Expansion of existing Saskatchewan capacity

Potential new entrants (1)

Globalive Wireless LP	Spectrum in most regions, but excluding most of Quebec
Data & Audio-Visual Enterprises	Spectrum in most major centres, except in Quebec and Atlantic Canada
6934579 Canada Inc.	Spectrum in S. and E. Ontario and S. and E. Quebec
Québecor (9193-2962 Québec Inc.)	Regional spectrum in Quebec and parts of Ontario
Shaw Communications Inc.	Regional spectrum in Western Canada and N. Ontario
Bragg Communications Inc.	Regional spectrum in Atlantic Canada and SW Ontario; Grande Prairie, Alberta
Novus Wireless Inc.	Provincial spectrum in B.C. and Alberta
Blue Canada Wireless Inc.	Provincial spectrum in Nova Scotia and P.E.I.
Others	3 local areas in total

(1) Subject to building a wireless network in the geographic areas where they elect to complete.

4.2 Operational capabilities

Development of a new billing and client care system in the wireline segment

A pilot implementation for approximately 150,000 residential customers in B.C. began in May 2008 and a subsequent system conversion for more than one million B.C. residential customers was completed in mid-July 2008. The Company applied key learnings from the Alberta conversion in 2007 and initial indications are that the cutover went well. The critical billing function performed as expected, while billing cycles were maintained. The order entry system also performed well, without capacity and stability issues experienced initially with the Alberta conversion in 2007. Service levels have not been materially impacted following the 2008 conversion. See Section 10.2 Process risks.

4.3 Liquidity and capital resources

Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes in the definition of capital: shareholders’ equity (excluding accumulated Other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated Other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA – excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Liquidity and financing

TELUS’ 2008 financing plan and results to-date

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

In the first six months of 2008, the Company repurchased for cancellation, 0.95 million Common Shares and 3.69 million Non-Voting Shares for a total outlay of $199.2 million. See Section 7.3 Cash used by financing activities.

Pay dividends

Dividends declared for the second quarter of 2008 were 45 cents per share, up by 20% from 37.5 cents per share in the same period in 2007.

Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

At June 30, 2008, the balance of proceeds from securitized accounts receivable was $150 million, a reduction of $350 million from March 31, 2008 and December 31, 2007. The reduction in securitized accounts receivable in the current quarter was completed following the closing of the public debt issue described below. In January 2008, the Company increased utilization of its existing $2 billion credit facility. The proceeds were used for general corporate purposes, including the purchase of Emergis. At June 30, 2008, $162.0 million was drawn on the 2012 revolving credit facility, down from $320.9 million at March 31, 2008, and up from the nil amount drawn at the beginning of the year.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity - On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities exceeding $1.5 billion at June 30, 2008, including the 364-day facility. See Section 7.5 Credit facilities.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times – actual result of 1.7 times at June 30, 2008.

Dividend payout ratio of 45 to 55% of sustainable net earnings – the ratio was 43%, based on the annualized second quarter dividend rate and actual earnings for the 12-month trailing period ended June 30, 2008. The ratio was 52% when calculated to exclude the impacts of favourable tax-related adjustments from earnings for the 12-month trailing period ended June 30, 2008.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

Give consideration to accessing the public debt markets in 2008 to refinance short-term financing sources with long-term financing

On April 9, TELUS successfully closed its offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering were used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A–, or the equivalent, in the future

At August 6, 2008, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ April 2008 debt issue was assigned credit ratings of: A (low) by DBRS Ltd., Baa1 by Moody’s Investors Service, BBB+ by Fitch Ratings, and BBB+ by Standard and Poor’s, all with a stable trend or outlook and all consistent with the agencies’ existing ratings for TELUS debt securities. See Section 7.7 Credit ratings.

4.4 Disclosure controls and procedures and internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer, who is the chief operating decision-maker. See Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

($ in millions, except per share amounts)	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Operating revenues	2,398.7	2,350.6	2,330.8	2,309.9	2,228.1	2,205.6	2,254.6	2,210.7
Operations expense, excluding net-cash settlement feature	1,476.9	1,394.2	1,370.7	1,323.7	1,338.5	1,263.1	1,362.4	1,239.7
Net-cash settlement feature	(0.3)	0.2	0.6	(7.2)	1.8	173.5	—	—
Restructuring costs	4.5	6.7	6.1	6.4	3.2	4.7	7.9	12.5
EBITDA (1)	917.6	949.5	953.4	987.0	884.6	764.3	884.3	958.5
Depreciation	343.5	345.7	386.2	332.5	318.3	317.7	353.2	325.8
Amortization of intangible assets	76.0	76.4	68.1	70.1	72.5	49.6	53.9	57.5
Operating income	498.1	527.4	499.1	584.4	493.8	397.0	477.2	575.2
Other expense (income)	2.4	16.8	5.8	8.0	18.5	3.8	10.1	4.0
Financing costs	114.3	109.4	109.1	86.2	127.2	117.6	133.6	116.6
Income before income taxes and non-controlling interest	381.4	401.2	384.2	490.2	348.1	275.6	333.5	454.6
Income taxes	113.5	109.4	(18.0)	78.6	93.7	79.3	91.6	128.3
Non-controlling interests	0.9	0.8	2.1	1.7	1.3	1.5	1.4	2.4
Net income	267.0	291.0	400.1	409.9	253.1	194.8	240.5	323.9
Income per Common Share and Non-Voting Share – basic	0.83	0.90	1.23	1.24	0.76	0.58	0.71	0.95
– diluted	0.83	0.90	1.22	1.23	0.75	0.57	0.70	0.94
Dividends declared per Common Share and Non-Voting Share	0.45	0.45	0.45	0.375	0.375	0.375	0.375	0.275

(1)              EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect growth in wireless network revenues generated from an increasing subscriber base. Wireless ARPU (average revenue per subscriber unit per month) for the second quarter of 2008 was up $0.85 from the first quarter of 2008, but declined $0.92 on a year-over-year basis. The decrease is a result of declining voice ARPU more than offsetting strong data growth. The voice ARPU decline reflects a shifting product mix, pricing competition and increased use of in-bucket, or included-minute service plans.

The trend in consolidated revenues also reflects strong growth in wireline data revenue, including new revenues from two January 2008 acquisitions. For the 2007 and 2006 periods shown above, growth in data revenue was fully offset by declining wireline voice local and long distance revenues due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. Second quarter 2008 residential network access line losses improved when compared to the same period one-year earlier – the first quarterly improvement year-over-year since the fourth quarter of 2004. Partially offsetting the continuing line losses on the residential side were gains in business network access lines.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. There is a less pronounced fourth quarter seasonal effect for wireline high-speed Internet subscriber additions and related costs.

The sequential increase in Operations expenses beginning with the first quarter 2008 (excluding the net-cash settlement feature) included expenses from January acquisitions. As described in Section 1.3, beginning with the first quarter of 2007, quarterly Operations expenses include expenses or recoveries for introducing a net-cash settlement feature for share option awards granted prior to 2005.

The downward trend in depreciation expense ended in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching and network management assets, resulting in write-downs of approximately $20 million and $47 million, respectively, in the third and fourth quarters of 2007. The previous downward trend was interrupted by a provision of approximately $17 million in the fourth quarter of 2006 to align estimated useful lives for TELUS Québec assets, resulting from integration of financial systems. Depreciation is expected to increase slightly for the full year of 2008 as compared to 2007, due to a planned increase in capital assets and a reduction in the estimated useful lives for certain circuit-switching and other assets. See Caution regarding forward-looking statements.

The sequential increase in amortization of intangible assets in the first quarter of 2008 was due mainly to acquisitions. A major new wireline billing and client care system was put into service for Alberta residential customers in March 2007, resulting in $18 million of additional amortization each period beginning in the second quarter of 2007. In addition, amortization expenses in the fourth quarter of 2006 and the first quarter of 2007 were each reduced by approximately $5 million for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority. Amortization is expected to increase significantly for the full year of 2008 as compared to 2007, due to the Emergis acquisition and the July 2008 implementation of new phases of converged client care and billing system. See Caution regarding forward-looking statements.

Within Financing costs shown in the preceding table, interest expenses trended lower as financing activities have lowered the effective interest rate. The sequential decline in financing costs in the third quarter of 2007 was due to lower effective interest rates and debt balances plus increased interest income from tax refunds. Financing costs in the eight periods shown are net of varying amounts of interest income.

The generally upward trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from ongoing share re-purchases.

Tax-related adjustments
($ in millions, except EPS amounts)	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Approximate Net income impact	—	17	143	93	10	4	20	30
Approximate EPS impact	—	0.05	0.44	0.28	0.03	0.01	0.06	0.09
Approximate basic EPS excluding tax-related impacts	0.83	0.85	0.79	0.96	0.73	0.57	0.65	0.86

5.3 Consolidated results from operations

	Quarters ended June 30				Six-month periods ended June 30
($ in millions except EBITDA margin in % and employees)	2008	2007	Change		2008	2007	Change

Operating revenues	2,398.7	2,228.1	7.7%		4,749.3	4,433.7	7.1%
Operations expense	1,476.6	1,340.3	10.2%		2,871.0	2,776.9	3.4%
Restructuring costs	4.5	3.2	40.6%		11.2	7.9	41.8%
EBITDA (1)	917.6	884.6	3.7%		1,867.1	1,648.9	13.2%
Depreciation	343.5	318.3	7.9%		689.2	636.0	8.4%
Amortization of intangible assets	76.0	72.5	4.8%		152.4	122.1	24.8%
Operating income	498.1	493.8	0.9%		1,025.5	890.8	15.1%
Operations expense (as adjusted) (2)	1,476.9	1,338.5	10.3%		2,871.1	2,601.6	10.4%
EBITDA (as adjusted) (2)	917.3	886.4	3.5%		1,866.9	1,824.2	2.3%
Operating income (as adjusted) (2)	497.8	495.6	0.4%		1,025.4	1,066.1	(3.8)%
EBITDA margin (3)	38.3	39.7	(1.4	)pts	39.3	37.2	2.1	pts
EBITDA margin (as adjusted) (3)	38.2	39.8	(1.6	)pts	39.3	41.1	(1.8	)pts

(1)              EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)              Excluding net-cash settlement feature (recoveries) expenses of $(0.3) million and $(0.1) million, respectively, in the second quarter and first six months of 2008 and $1.8 million and $175.3 million, respectively, in the second quarter and first six months of 2007.

(3)              EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities – capital expenditures.

Operating revenues

Operating revenues increased by $170.6 million and $315.6 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. Revenue and subscriber growth continued to occur in wireless operations and wireline data services. Wireline data revenue was also positively impacted by two acquisitions completed in January 2008. Voice long distance revenues continued to erode, while voice local revenue showed a year-over-year decrease due to the effects of local competition and technological substitution.

Operations expense

Consolidated Operations expense increased by $136.3 million and $94.1 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. Operations expense adjusted to exclude the net-cash settlement feature expense increased by $138.4 million and $269.5 million, respectively. Wireline expense increases were due to acquisitions, increased cost of sales, and initial implementation costs for new wireline enterprise customers, partly offset by absence of system conversion expenses recorded in the second quarter of 2007 for a new Alberta wireline billing and client care system. Wireless expenses increased to support the 10.6% year-over-year growth in the wireless subscriber base and 9% growth in wireless network revenue, and the continued start up costs associated with the launch of a new brand. TELUS’ defined benefit pension plan net amortization did not change significantly.

Restructuring costs

Restructuring costs increased by $1.3 million and $3.3 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. An aggregate annual expense of approximately $30 million is expected for several small efficiency initiatives in 2008.

EBITDA

Consolidated EBITDA increased by $33.0 million and 218.2 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007. Excluding the net-cash settlement feature, consolidated EBITDA (as adjusted) increased by $30.9 million and $42.8 million, respectively, due mainly to increased wireless EBITDA (as adjusted).

Depreciation

Depreciation increased by $25.2 million and $53.2 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. The increases were due primarily to the reduction in estimated useful service lives for certain digital circuit switching and other assets, as well as growth in capital assets, partly offset by an increase in other fully depreciated assets.

Amortization of intangible assets

Amortization increased by $3.5 million and $30.3 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. The increases included $13 million and $24 million, respectively, for new acquisitions, partly offset by a lower expense due to other software and subscriber base assets becoming fully amortized, as well as accelerated amortization for Amp’d Mobile in the second quarter of 2007 following discontinuation of Amp’d services.

The increase for the first six months also includes: (i) $18 million additional amortization for a new wireline billing and client care system for Alberta residential customers that was put into service in March 2007; and (ii) the effect of amortization in the first quarter of 2007 being reduced by approximately $5 million to recognize investment tax credits, then determined eligible by the tax authority, for assets capitalized in prior years that were fully amortized. Amortization is expected to increase significantly for the full year of 2008 as compared to 2007, due to the Emergis acquisition and the July 2008 implementation of the new converged client care and billing system for residential wireline customers in B.C. See Caution regarding forward-looking statements.

Operating income

Operating income increased by $4.3 million and $134.7 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. Excluding net-cash settlement feature expenses in both years, operating income (as adjusted) increased by $2.2 million in the second quarter of 2008, when compared to the same period in 2007, as the $30.9 million increase in EBITDA (as adjusted) exceeded higher depreciation and amortization expenses. Operating income (as adjusted) decreased by $40.7 million for the first six months of 2008, primarily due to an additional three months amortization for a new billing system and increased depreciation, partly offset by the $42.8 million increase in EBITDA (as adjusted).

Other income statement items

Other expense, net	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change
	2.4	18.5	(87.0)%	19.2	22.3	(13.9)%

Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income (loss) or impairments in equity or portfolio investments. Accounts receivable securitization expenses were $1.0 million and $6.9 million, respectively, in the second quarter and first six months of 2008, or decreases of $3.9 million and $1.2 million from the same periods in 2007, which were caused by the reduction in proceeds from securitized accounts receivable by June 30, 2008 (see Section 7.6 Accounts receivable sale). Net gains and losses on investments in 2008, including valuation adjustments on investments held for trading, were gains of $3.3 million in the second quarter and losses of $6.2 million for the first six months. An $11.8 million write-off of an equity investment in AMP’D Mobile, Inc. was recorded in the second quarter of 2007.

Financing costs	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change

Interest on long-term debt, short-term obligations and other	116.6	126.8	(8.0)%	228.4	246.1	(7.2)%
Foreign exchange losses (gains)	0.2	5.7	(96.5)%	0.5	7.6	(93.4)%
Capitalized interest during construction	(1.3)	—	n.m.	(2.6)	—	n.m.
Interest income	(1.2)	(5.3)	77.4%	(2.6)	(8.9)	70.8%
	114.3	127.2	(10.1)%	223.7	244.8	(8.6)%

n.m. – not meaningful

Interest expenses decreased $10.2 million and $17.7 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007. Decreased interest expenses were due primarily to financing activities that lowered the effective interest rate. For the first six months, lower interest was partly offset by the initial application in 2007 of the effective rate method for issue costs.

Interest income decreased $4.1 million and $6.3 million, respectively, in second quarter and first six months of 2008, when compared to the same periods in 2007. Lower interest income was due primarily to lower average temporary investment and bank balances.

Income taxes	Quarters ended June 30				Six-month periods ended June 30
($ millions)	2008	2007	Change		2008	2007	Change
Basic blended federal and provincial tax at statutory income tax rates	117.8	116.9	0.8%		241.8	209.2	15.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(7.9)	(24.2)	—		(26.1)	(27.9)	—
Share option award compensation	1.5	1.2	—		2.9	(6.5)	—
Other	2.1	(0.2)	—		4.3	(1.8)	—
	113.5	93.7	21.1%		222.9	173.0	28.8%
Blended federal and provincial statutory tax rates (%)	30.9	33.6	(2.7	)pts	30.9	33.5	(2.6	)pts
Effective tax rates (%)	29.8	26.9	2.9	pts	28.5	27.7	0.8	pts

The blended federal and provincial statutory income tax expense increased in the second quarter and first six months of 2008 when compared to the same periods in 2007, due to the respective 9.6% and 25.5% increases in income before taxes, partly offset by the lower blended statutory tax rates. A one per cent reduction in B.C. provincial income tax rates beginning July 1, 2008 was substantively enacted in the first quarter of 2008. Reductions to federal income tax rates for 2008 to 2012 were enacted in the second and fourth quarters of 2007. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities resulting from enacted reductions to future provincial and federal income tax rates, as well as future tax rates being applied to temporary differences.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company currently expects cash income tax payments to be relatively low in 2008 with expected cash collections exceeding expected payments. In 2009, income tax payments are expected to increase substantially. The blended statutory income tax rate is expected to be 30.5 to 31.5% in 2008. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Non-controlling interests	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change
	0.9	1.3	(30.8)%	1.7	2.8	(39.3)%

Non-controlling interests represents minority shareholders’ interests in several small subsidiaries.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 Wireline segment results

Operating revenues – wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change
Voice local (1)	496.9	515.6	(3.6)%	998.6	1,047.7	(4.7)%
Voice long distance (2)	174.7	167.7	4.2%	353.8	355.3	(0.4)%
Data (3)	521.5	434.6	20.0%	1,027.7	859.4	19.6%
Other	63.2	62.2	1.6%	126.8	123.3	2.8%
External operating revenue (4)	1,256.3	1,180.1	6.5%	2,506.9	2,385.7	5.1%
Intersegment revenue	32.3	28.7	12.5%	63.1	53.8	17.3%
Total operating revenues (4)	1,288.6	1,208.8	6.6%	2,570.0	2,439.5	5.3%

(1)            Voice local revenue decreased by approximately 3.5% in the first six months of 2008 when the impact of first quarter regulatory adjustments are excluded from both 2008 and 2007.

(2)            Voice long distance revenue decreased by 3.5% and 4.0%, respectively, in the second quarter and first six months of 2008 when the impact of the second quarter 2007 adjustment is excluded.

(3)            Data revenue increased by approximately 7% and 8%, respectively, in the second quarter and first six months of 2008, when revenues from acquisitions are excluded from 2008 and the impact of first quarter mandated retroactive competitor price reductions are excluded from both 2008 and 2007.

(4)            External and total operating revenue increased by approximately 1% in the second quarter and first six months of 2008, when excluding revenues from acquisitions and regulatory adjustments.

Wireline revenues increased $79.8 million and $130.5 million in the second quarter and first six months of 2008, when compared with the same period in 2007, due to the following:

•                  Voice local revenue decreased by $18.7 million and $49.1 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. The decreases were mainly due to two factors: (i) lower revenues from basic access and optional enhanced service revenues caused by increased competition for residential subscribers, offset in part by growth in business local services; and (ii) for the six-month periods, approximately $13 million lower recoveries from the price cap deferral account. The 2007 deferral account recovery of approximately $14.5 million included previously incurred amounts associated with mandated local number portability and start-up costs, and it offset unfavourable mandated retroactive rate adjustments in the same period for basic data revenue pursuant to two CRTC decisions (see the discussion for wireline data revenue below).

Network access lines	As at June 30
(000s)	2008	2007	Change
Residential network access lines	2,497	2,685	(7.0)%
Business network access lines	1,828	1,793	2.0%
Total network access lines	4,325	4,478	(3.4)%

	Quarters ended June 30			Six-month periods ended June 30
(000s)	2008	2007	Change	2008	2007	Change
Change in residential network access lines	(48)	(56)	14.3%	(99)	(90)	(10.0)%
Change in business network access lines	8	8	—%	20	20	—%
Change in total network access lines	(40)	(48)	16.7%	(79)	(70)	(12.9)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies), as well as technological substitution to wireless services. The increase in business lines was experienced in incumbent areas as well as Ontario and Quebec urban non-incumbent areas.

•                  Voice long distance revenues increased by $7.0 million in the second quarter of 2008, and decreased by $1.5 million for the first six months of 2008, when compared with the same periods in 2007. Long distance revenue in the second quarter of 2007 included a $13 million negative one-time adjustment associated with implementation of a new billing system for Alberta residential customers. Excluding the one-time adjustment last year, revenue decreased by $6.0 million and $14.5 million, respectively, due mainly to lower average per-minute rates from industry-wide price competition and a lower base of residential subscribers, partly offset by higher minute volumes.

•                  Wireline segment data revenues increased by $86.9 million and $168.3 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. Data revenue increased primarily due to: (i) revenues from two acquisitions in January 2008; (ii) increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers; (iii) increased broadcast, videoconferencing and data equipment sales; (iv) mandatory retroactive rate reductions recorded in 2007 (see next paragraph); and (v) increased provision of digital entertainment services to consumers in urban incumbent markets. The underlying growth absent acquisitions and regulatory adjustments was approximately 8%.

Retroactive rate reductions of approximately $11 million were recorded in the first quarter of 2007, pursuant to CRTC Decision 2007-6 (digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges).

Internet subscribers	As at June 30
(000s)	2008	2007	Change
High-speed Internet subscribers	1,064.1	962.7	10.5%
Dial-up Internet subscribers	142.0	172.2	(17.5)%
Total Internet subscribers	1,206.1	1,134.9	6.3%

	Quarters ended June 30			Six-month periods ended June 30
(000s)	2008	2007	Change	2008	2007	Change
High-speed Internet net additions	23.6	13.9	69.8%	43.9	46.0	(4.6)%
Dial-up Internet net reductions	(4.4)	(9.4)	53.2%	(13.3)	(21.9)	39.3%
Total Internet subscriber net additions	19.2	4.5	n.m.	30.6	24.1	27.0%

High-speed Internet subscriber net additions increased during the second quarter of 2008, when compared to the same period in 2007, as the prior year’s net additions were temporarily constrained by reduced order processing capability after the March 2007 implementation of a new billing and client care system for Alberta residential customers. High-speed Internet subscriber net additions decreased slightly for the first six months of 2008, when compared to the same period in 2007, due to competitive activity and a maturing market.

•                  Other revenue increased by $1.0 million and $3.5 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. The increase was due mainly to increased voice equipment sales.

•                  Intersegment revenues increased for services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions, except employees)	2008	2007	Change	2008	2007	Change
Salaries, benefits and other employee-related costs, before net-cash settlement feature	480.7	428.0	12.3%	940.4	856.9	9.7%
Net-cash settlement feature	(1.3)	—	n.m.	(0.7)	153.1	n.m.
Other operations expenses	372.5	344.1	8.3%	740.2	667.5	10.9%
Operations expense	851.9	772.1	10.3%	1,679.9	1,677.5	0.1%
Restructuring costs	4.1	2.8	46.4%	10.6	7.2	47.2%
Total operating expenses	856.0	774.9	10.5%	1,690.5	1,684.7	0.3%
Operations expense (as adjusted) (1)	853.2	772.1	10.5%	1,680.6	1,524.4	10.2%
Total operating expenses (as adjusted) (1)	857.3	774.9	10.6%	1,691.2	1,531.6	10.4%

(1) Excluding net-cash settlement feature expenses.

Total operating expenses adjusted to exclude the net-cash settlement feature expense increased by $82.4 million and $159.6 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. The increases were mainly due to acquisitions, compensation increases, increased cost of sales, and initial costs incurred to implement services for several new enterprise customers, partly offset by system conversion expenses recorded in 2007 for an Alberta wireline billing and client care system. The billing conversion expenses in the second quarter of 2007 were approximately $16 million for temporary labour to perform system fixes and maintain service levels.

•                  Salaries, benefits and employee-related costs increased by $52.7 million and $83.5 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. The increase resulted from more staff for the provision of outsourcing services to customers, including Emergis operations beginning in 2008, and compensation increases.

•                  Other operations expenses increased by $28.4 million and $72.7 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. The increases were due to higher costs of sales for increased data equipment sales with lower margins, expenses in acquired companies, increased advertising and promotions expenses, and higher costs for the provision of digital entertainment services, partly offset by higher capitalized labour. In addition, regulated revenue-based contribution expenses in 2008 do not include a recovery recorded in the second quarter of 2007. External labour costs increased to maintain higher service levels and to implement services for new enterprise customers, but were offset by the absence in the second quarter of 2008 of system conversion expenses recorded in 2007 for the new Alberta wireline billing and client care system. Offnet facility costs also increased to support new enterprise customers.

•                  Restructuring costs increased by $1.3 million and $3.4 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. Restructuring charges in 2008 were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended June 30				Six-month periods ended June 30
Wireline segment	2008	2007	Change		2008	2007	Change
EBITDA	432.6	433.9	(0.3)%		879.5	754.8	16.5%
EBITDA (as adjusted) (1)	431.3	433.9	(0.6)%		878.8	907.9	(3.2)%
EBITDA margin	33.6	35.9	(2.3	)pts	34.2	30.9	3.3	pts
EBITDA margin (as adjusted)	33.5	35.9	(2.4	)pts	34.2	37.2	(3.0	)pts

(1)              Excluding net-cash settlement feature (recoveries) expenses of $(1.3) million and $(0.7) million, respectively, in the second quarter and first six months of 2008 and $nil and $153.1 million, respectively, in the second quarter and first six months of 2007.

Wireline segment EBITDA decreased by $1.3 million and in the second quarter of 2008 and increased by $124.7 million for the first six months of 2008, when compared with the same periods in 2007. The increase for the six-month period was mainly due to the net-cash settlement feature expense recorded in 2007. Wireline EBITDA (as adjusted) decreased by $2.6 million and $29.1 million, respectively, due to lower margins on increased data equipment sales, initial costs to implement services for new enterprise customers, increased advertising and promotions, and higher costs for the provision of digital entertainment services.

5.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change
Network revenue	1,076.7	989.8	8.8%	2,113.9	1,934.3	9.3%
Equipment revenue	65.7	58.2	12.9%	128.5	113.7	13.0%
External operating revenue	1,142.4	1,048.0	9.0%	2,242.4	2,048.0	9.5%
Intersegment revenue	7.2	6.7	7.5%	14.2	13.0	9.2%
Total operating revenues	1,149.6	1,054.7	9.0%	2,256.6	2,061.0	9.5%

Key wireless operating indicators	As at June 30
(000s)	2008	2007	Change
Subscribers – postpaid	4,670.1	4,236.0	10.2%
Subscribers – prepaid	1,161.8	1,036.0	12.1%
Subscribers – total	5,831.9	5,272.0	10.6%

Proportion of subscriber base that is postpaid (%)	80.1	80.3	(0.2	)pts
Digital POPs(1) covered including roaming/resale (millions)(2)	32.4	31.5	2.9%

	Quarters ended June 30				Six-month periods ended June 30
	2008	2007	Change		2008	2007	Change
Subscriber gross additions – postpaid	278.9	219.2	27.2%		483.1	392.5	23.1%
Subscriber gross additions – prepaid	143.3	134.8	6.3%		284.3	257.5	10.4%
Subscriber gross additions – total	422.2	354.0	19.3%		767.4	650.0	18.1%

Subscriber net additions – postpaid	157.2	99.2	58.5%		229.6	160.0	43.5%
Subscriber net additions – prepaid	18.4	29.0	(36.6)%		34.4	58.7	(41.4)%
Subscriber net additions – total	175.6	128.2	37.0%		264.0	218.7	20.7%

ARPU ($) (3)	62.73	63.65	(1.4)%		62.31	62.85	(0.9)%
Churn, per month (%)(3)	1.43	1.45	(0.02	)pts	1.48	1.40	0.08	pts

COA (4) per gross subscriber addition ($) (3)	332	425	(21.9)%		326	431	(24.4)%
Average minutes of use per subscriber per month (MOU)	420	411	2.2%		408	397	2.8%

EBITDA (as adjusted) (5) to network revenue (%)	45.1	45.7	(0.6	)pts	46.7	47.4	(0.7	)pts
Retention spend to network revenue (3) (%)	9.4	8.2	1.2	pts	9.1	7.8	1.3	pts
EBITDA (as adjusted) excluding COA (3) ($millions)	626.0	602.9	3.8%		1,238.2	1,196.2	3.5%

pts - percentage points

(1)            POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(2)            At June 30, 2008, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(3)            See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(4)            Cost of acquisition.

(5)            EBITDA excluding net-cash settlement feature expenses of $1.0 million and $0.6 million, respectively, in the second quarter and first six months of 2008 and $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007.

Wireless segment revenues increased by $94.9 million and $195.6 million, respectively, in the second quarter and first six months of 2008 when compared with the same period in 2007, due to the following:

•                  Network revenue increased by $86.9 million and $179.6 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007. Network revenue increased due primarily to the 10.6% expansion in the subscriber base over the past twelve months. Wireless data revenues were $158.6 million in the second quarter of 2008, up 54% from the same period in 2007, and now represent 14.6% of network revenue. This compares to 10.4% of network revenue in the same period in 2007. For the first six months of 2008, wireless data revenues were $305.8 million, up 53% from the previous year. This growth reflects strength in text messaging and RIM/BlackBerry service revenues driven by increased usage and data roaming, as well as continued migration of existing subscribers to full function smartphones and EVDO-capable handsets.

Blended ARPU of $62.73 in the second quarter of 2008 was down by $0.92, when compared to the same period in 2007. Data ARPU increased $2.59 or 39% to $9.17 in the second quarter of 2008, as compared to the same period in 2007, but was more than offset by declining Voice ARPU. Voice ARPU decreased $3.51 or 6.2% to $53.56 in the second quarter of 2008, as compared to the same period in 2007, as the cumulative subscriber base shifted slightly to prepaid, increased use of included-minute rate plans, pricing competition, and lower inbound voice roaming. Lower volume non-push-to-talk-centric Mike® subscribers and higher-value prepaid subscribers continue to be actively migrated to PCS smartphones for the enhanced data applications, contributing to future revenue growth prospects.

Gross and net subscriber additions this quarter include the results of TELUS’ postpaid  value brand launch in March 2008. Consistent with industry practice, the Company does not breakout the results for this service for competitive reasons. Gross subscriber additions of 422,200 in the second quarter of 2008 were a TELUS second quarter record, increasing 19% from the same period in 2007, and were positively affected by the introduction of the new brand. The proportion of postpaid gross subscriber additions was 66.1% in the second quarter of 2008, up 4.2 percentage points when compared to the second quarter of 2007. For the first six months of 2008, gross subscriber additions were 767,400, up 18% when compared to the same period in 2007. The proportion of postpaid gross additions for the first half of 2008 was 63.0%, up 2.6 percentage points when compared to the same period in 2007.

Net additions of 175,600 in the second quarter of 2008 were a TELUS second quarter record, increasing 37% from the same period in 2007. Postpaid subscriber net additions for the same period represented 89.5% of total net additions as compared with 77% of total net additions for the second quarter of 2007. Net additions for the first six months of 2008 were 264,000, up almost 21% from the same period in 2007 and were comprised of 87% postpaid subscribers, up from 73% in the same period in 2007.

The blended churn rate of 1.43% in the second quarter decreased slightly from 1.45% in the same period in 2007, and improved from the 1.53% in the first quarter of 2008. These blended churn improvements were driven by lower postpaid churn that was supported by successful retention activities. The blended churn rate of 1.48% for the first six months of 2008 increased from 1.40% in the same period in 2007, reflecting increased prepaid churn and absence of the wireless number portability impact in the first quarter of 2007. Total deactivations were 246,600 and 503,400, respectively, in the second quarter and first six months of 2008 as compared to 225,800 and 431,300, respectively, for the same periods in 2007. The increase in deactivations primarily reflects higher prepaid churn rate and a larger subscriber base.

•                  Equipment sales, rental and service revenue increased by $7.5 million and $14.8 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007. Equipment sales were up due to the increase in gross subscriber additions and incremental handset migrations to full function smartphones to support data revenue growth.

•                  Intersegment revenues increased for services provided by the wireless segment to the wireline segment. Intersegment revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment (1)	Quarters ended June 30			Six-month periods ended June 30
($ millions, except employees)	2008	2007	Change	2008	2007	Change
Equipment sales expenses	176.7	166.6	6.1%	329.3	312.0	5.5%
Network operating expenses	149.4	126.7	17.9%	290.1	241.3	20.2%
Marketing expenses	121.3	114.6	5.8%	224.5	215.4	4.2%
General and administration expenses	216.8	195.7	10.8%	424.5	397.5	6.8%
Operations expense	664.2	603.6	10.0%	1,268.4	1,166.2	8.8%
Restructuring costs	0.4	0.4	—	0.6	0.7	(14.3)%
Total operating expenses	664.6	604.0	10.0%	1,269.0	1,166.9	8.7%
Operations expense (as adjusted) (1)	663.2	601.8	10.2%	1,267.8	1,144.0	10.8%
Total operating expenses (as adjusted) (1)	663.6	602.2	10.2%	1,268.4	1,144.7	10.8%

(1)              Excluding net-cash settlement feature expenses of $1.0 million and $0.6 million, respectively, in the second quarter and first six months of 2008 and $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007.

Wireless segment total operating expenses increased by $60.6 million and $102.1 million, respectively, in the second quarter and first six months of 2008 when compared with the same period in 2007. Total operating expenses adjusted to exclude the net-cash settlement feature increased by $61.4 million and $123.7 million, respectively, to promote, acquire, support and retain the 10.6% year-over-year growth in the subscriber base, as well as the 9% growth in Network revenue.

•                  Equipment sales expenses increased by $10.1 million and $17.3 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007, due to higher gross subscriber additions and incremental handset migrations to full function smartphones to support the more than 50% increase data revenues, partly offset by lower handset costs from a stronger Canadian dollar.

•                  Network operating expenses increased by $22.7 million and $48.8 million, respectively, in the second quarter and first six months of 2008 when compared with the same periods in 2007. The increases resulted from a combination of higher roaming, content and licensing costs in support of the strong increase in data revenues.

•                  Marketing expenses increased by $6.7 million and $9.1 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. The increases were due to higher advertising and promotion costs in support of successful gross subscriber loading and the March introduction of new postpaid value brand in the market. COA per gross subscriber addition decreased by $93 or 21.9% in the second quarter of 2008, and decreased by $105 or 24.4% for the first six months of 2008, when compared to the same periods in 2007, in part due to lower advertising and promotion costs on a per unit basis, the mix of gross subscriber loading towards lower variable costs channels, and lower equipment subsidies.

Retention costs as a percentage of network revenue were 9.4% and 9.1% in the second quarter and first six months of 2008, respectively, up from 8.2% and 7.8%, respectively, in the same periods in 2007. The increase was due primarily to handset upgrades to full function smartphones to support data revenue growth and the continued migration of non-push-to-talk-centric Mike service clients and high-value prepaid clients to PCS postpaid services, with an emphasis on smartphones.

•                  General and administration increased by $21.1 million and $27.0 million, respectively, in the second quarter and first six months of 2008 when compared with the same periods in 2007. General and administration expenses adjusted to exclude the net-cash settlement feature, increased by $21.9 million and $48.6 million, respectively, due to employee and contracted labour costs to support increasingly complex data products and service offerings, growth in the subscriber base, expansion of company-owned retail stores, and to a lesser extent, an increase in bad debt expense.

•                  Restructuring costs were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended June 30				Six-month periods ended June 30
Wireless segment	2008	2007	Change		2008	2007	Change
EBITDA	485.0	450.7	7.6%		987.6	894.1	10.5%
EBITDA (as adjusted) (1)	486.0	452.5	7.4%		988.2	916.3	7.8%
EBITDA margin	42.2	42.7	(0.5	)pts	43.8	43.4	0.4	pts
EBITDA margin (as adjusted)	42.3	42.9	(0.6	)pts	43.8	44.5	(0.7	)pts

(1)              Excluding net-cash settlement feature expenses of $1.0 million and $0.6 million, respectively, in the second quarter and first six months of 2008 and $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007.

Wireless segment EBITDA increased by $34.3 million and $93.5 million, respectively, in the second quarter and first six months of 2008, when compared with the same periods in 2007. Wireless EBITDA adjusted to exclude the net-cash settlement feature, increased by $33.5 million and $71.9 million, respectively. The increase in EBITDA (as adjusted) was due to higher Network revenue and a lower COA expense, partially offset by higher retention spend (supporting smartphone upgrades), increased network costs related to data usage, and higher general and administrative costs to support business growth.

6.              Financial condition

The following are changes in the Consolidated balance sheets in the six-month period ended June 30, 2008.

As at	June 30,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance

Current Assets
Cash and temporary investments, net	45.7	19.9	25.8	129.6%	See Section 7: Liquidity and capital resources
Short-term investments	—	42.4	(42.4)	(100.0)%	Liquidation of short-term investments
Accounts receivable	1,007.4	710.9	296.5	41.7%

Mainly due to a $350 million reduction in proceeds from securitized accounts receivable and an increase from acquisitions, partly offset by a seasonal decrease in accounts receivable turnover (approximately 46 days versus 49 days)

Income and other taxes receivable	80.4	120.9	(40.5)	(33.5)%	Mainly due to current income tax expense booked during the first half of 2008
Inventories	262.5	243.3	19.2	7.9%	Mainly increased wireless handset inventory for new handset launches
Prepaid expenses and other	295.0	199.5	95.5	47.9%	Primarily prepayment of annual wireless licence fees, employee benefits, property taxes, and maintenance contracts, net of amortization
Current portion of derivative assets	5.1	3.8	1.3	34.2%	Fair value adjustments to handset, restricted share units and other operational hedges

Current Liabilities
Accounts payable and accrued liabilities	1,384.7	1,476.6	(91.9)	(6.2)%	Mainly lower payables for handset purchases, as well as lower payroll and other employee-related liabilities, net of liabilities for acquisitions
Income and other taxes payable	11.8	7.3	4.5	61.6%	Mainly due to income taxes payable from acquisitions
Restructuring accounts payable and accrued liabilities	30.2	34.9	(4.7)	(13.5)%	Payments under previous and current programs exceeded new obligations
Advance billings and customer deposits	634.7	631.6	3.1	0.5%	—
Current maturities of long-term debt	6.5	5.4	1.1	20.4%	An increase in capital leases, primarily from the acquisition of Emergis
Current portion of derivative liabilities	50.0	26.6	23.4	88.0%	Fair value adjustments for share option hedges
Current portion of future income taxes	638.3	503.6	134.7	26.7%	An increase in temporary differences for current assets and liabilities, as well as changes in partnership taxable income that will be allocated in the next 12 months

Working capital (1)	(1,060.1)	(1,345.3)	285.2	21.2%	Includes a reduction in proceeds from securitized accounts receivable following the second quarter $500 million Note issue

(1)        Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Financial Condition Table continued from the previous page.

As at	June 30,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance

Capital Assets, Net	11,379.4	11,122.0	257.4	2.3%

Includes $326.2 million for acquired software, customer contracts and related customer relationships and other capital assets, plus capital expenditures for the first half of 2008, net of depreciation and amortization. See also Section 5.3 Consolidated results from operations – Depreciation, Amortization of intangible assets, as well as Section 7.2 Cash used by investing activities

Other Assets
Deferred charges	1,418.1	1,318.0	100.1	7.6%	Primarily related to pension plan funding, favourable cumulative returns on plan assets and continued amortization of transitional pension assets
Investments	32.4	38.9	(6.5)	(16.7)%

Mainly the value of Emergis shares purchased in the open market in December 2007 that were exchanged at the close of acquisition in January 2008, partly offset by other sales, purchases and revaluation of investments

Goodwill	3,540.4	3,168.0	372.4	11.8%	Primarily January 2008 acquisitions of Emergis and Fastvibe

Long-Term Debt	5,512.3	4,583.5	928.8	20.3%

Includes the April 2008 publicly issued $500 million, seven-year Notes, a $212.8 million increase in commercial paper, draws of $162.0 million from the 2012 credit facility, as well as an increase in the Canadian dollar value of 2011 U.S. dollar Notes

Other Long-Term Liabilities	1,680.7	1,717.9	(37.2)	(2.2)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes

Future Income Taxes	1,100.8	1,048.1	52.7	5.0%	An increase in temporary differences for long-term assets and liabilities, partly offset by a revaluation resulting from reductions in future provincial income tax rates

Non-Controlling Interests	22.0	25.9	(3.9)	(15.1)%	Primarily payment of dividends by a subsidiary to a non-controlling interest, net of non-controlling interests’ share of earnings

Shareholders’ Equity
Common equity	6,994.4	6,926.2	68.2	1.0%	Primarily Net income of $558 million, less dividends declared of $289.5 million and NCIB purchases of $199.2 million

7.              Liquidity and capital resources

In 2008, the balance of Cash and temporary investments decreased by $3.4 million during the second quarter and increased by $25.8 million during the first six months.

In 2007, the balance of Cash and temporary investments decreased by $531.8 million during the second quarter and increased slightly during the first six months, primarily due to repayment of $1.5 billion of maturing Notes on June 1, funded by $1 billion of debt issues in the first quarter and initiation of a commercial paper program in the second quarter.

	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2008	2007	Change	2008	2007	Change

Cash provided by operating activities	461.0	1,061.9	(56.6)%	1,086.2	1,522.5	(28.7)%
Cash used by investing activities	(436.7)	(477.8)	8.6%	(1,437.1)	(870.1)	(65.2)%
Cash (used) provided by financing activities	(27.7)	(1,115.9)	97.5%	376.7	(638.7)	n.m.
Increase (decrease) in cash and temporary investments, net	(3.4)	(531.8)	99.4%	25.8	13.7	88.3%
Cash and temporary investments, net, beginning of period	49.1	534.0	(90.8)%	19.9	(11.5)	n.m.
Cash and temporary investments, net, end of period	45.7	2.2	n.m.	45.7	2.2	n.m.

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $600.9 million and $436.3 million, respectively, in the second quarter and first six months of 2008 when compared with the same periods in 2007, mainly due to the following:

•                  A reduction in proceeds from securitized accounts receivable of $350 million for the second quarter and first six month of 2008, as compared to a $350 million increase in proceeds during the second quarter of 2007 and no change for the first six months of 2007. The year-over-year comparative reductions in cash flow from changes in securitized accounts receivables were $700 million in the second quarter and $350 million for the first six months.

•                  Increases in EBITDA of $33.0 million and $218.2 million, respectively, as described in Section 5.3 Consolidated results from operations;

•                  An increase in share-based compensation expense in excess of payments of $19.0 million for the second quarter, which adds to increased EBITDA for the same period;

•                  A decrease of $113.3 million in share-based compensation expense in excess of payments for the first six months, which partly offsets the increase in EBITDA for the same period;

•                  A decrease of interest paid of $42.7 million and $21.3 million, respectively, due to financing activities that lowered the effective interest rate, net of repayment of forward starting interest rate swaps in the first quarter of 2007;

•                  Cash provided from liquidation of Short-term investments was $116.0 million and $42.4 million, respectively, during the second quarter and first six months of 2008, compared with approximately $55 million for the second quarter and first six months of 2007; and

•                  Other changes in non-cash working capital including reduced accounts payable and accrued liabilities for the six-month period ended June 30, 2008.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $41.1 million in the second quarter of 2008 and increased by $567.0 million in the first six months of 2008, when compared with the same periods in 2007. The decrease for the quarter was mainly due to lower capital expenditures. The increase for the six-month period was due to acquisitions for a total of $691.3 million, net of acquired cash. This was partly offset by lower capital expenditures, as discussed further below.

Assets under construction were $722.4 million at June 30, 2008, up by $163.4 million from December 31, 2007, reflecting increases in property, plant and equipment under construction and new phases of the converged wireline billing and client care system.

Capital expenditures	Quarters ended June 30				Six-month periods ended June 30
($ in millions, ratios in %)	2008	2007	Change		2008	2007	Change

Wireline segment	320.9	308.7	4.0%		576.1	579.4	(0.6)%
Wireless segment	114.7	173.1	(33.7)%		179.2	284.3	(37.0)%
TELUS consolidated	435.6	481.8	(9.6)%		755.3	863.7	(12.6)%

Capital expenditure intensity ratio (1)	18.2	21.6	(3.4	)pts	15.9	19.5	(3.6	)pts
EBITDA (as adjusted) less capital expenditures (2)	481.7	404.6	19.1%		1,111.7	960.5	15.7%

(1)             Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

(2)             See Section 11.1 for the calculation and description.

The consolidated capital intensity for the first six months of 2008 reflects a Wireline capital intensity level of 22% (versus 24% in the same period in 2007) and a Wireless capital intensity level of 8% (versus 14% in the same period in 2007). TELUS’ EBITDA (as adjusted) less capital expenditures increased by $77.1 million and $151.2 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007, mainly due to the lower total capital spending and higher Wireless EBITDA (as adjusted).

•                  Wireline segment capital expenditures increased by $12.2 million in the second quarter of 2008 and decreased by $3.3 million in the first six months of 2008, when compared to the same periods in 2007. The increase for the second quarter was primarily for upfront expenditures to support new enterprise customers The decrease for the first six months was due primarily to the high-speed broadband (ADSL2+) network builds in 2007, as well as lower demand in 2008 for network access builds resulting from more moderate residential construction activity in B.C. and Alberta, partly offset by an increase in upfront expenditures to support new enterprise customers. Wireline cash flows (EBITDA as adjusted less capital expenditures) were $110.4 million and $302.7 million, respectively, in the second quarter and first six months of 2008, or decreases of 11.8% and 7.9%, when compared to the same periods in 2007. The decreases were due to lower adjusted EBITDA, as well as higher capital expenditures in the second quarter.

•                  Wireless segment capital expenditures decreased by $58.4 million and $105.1 million, respectively, in the second quarter and first six months of 2008 when compared to the same periods in 2007. Expenditures in 2007 were higher than in 2008 due to cell site capacity and coverage spending, including network upgrades for higher-speed EVDO RevA service, as well as expenditures to implement wireless number portability in March 2007. Wireless cash flows (EBITDA as adjusted less capital expenditures) were $371.3 million and $809.0 million, respectively, in the second quarter and first six months of 2008, or increases of 32.9% and 28.0%, respectively, when compared to the same periods in 2007. The increases resulted from lower capital spending and increased adjusted EBITDA.

Subsequent to quarter-end on July 21, the Company provisionally acquired 59 licences in Industry Canada’s wireless spectrum auction for approximately $880 million that is expected to be reflected as a third quarter capital expenditure. The Company expects that the amount of successful bids will be paid through a combination of drawing on its credit facilities and utilization of cash on hand.

7.3 Cash (used) provided by financing activities

Net cash used by financing activities decreased by $1,088.2 million during the second quarter of 2008, when compared to the same period in 2007, while net Cash provided by financing activities for the first six months of 2008 increased by $1,015.4 million when compared to the same period in 2007. Changes in financing activities included:

•                  Cash dividends paid were $289.5 million for both the second quarter and first six months of 2008, and were in respect of the first quarter dividend paid April 1 and the second quarter dividend remitted June 30. Cash dividends paid in during the second quarter and first six months of 2007 were $125.0 million and $250.9 million, respectively. Increased dividend payments for the six-month period reflected a higher quarterly dividend rate (45 cents per share in 2008 compared to 37.5 cents per share in 2007), partly offset by lower shares outstanding from NCIB share repurchase programs.

•                  Purchases of shares under NCIB programs decreased by $92.8 million and $171.0 million, respectively, in the second quarter and first six months of 2008, when compared to the same periods in 2007. Fewer shares were repurchased at a lower average price.

The Company’s renewed NCIB program (Program 4) came into effect on December 20, 2007 and is set to expire on December 19, 2008. At June 30, 2008, the Company has repurchased 12% of the maximum eight million Common Shares and 32% of the maximum 12 million Non-Voting Shares under Program 4. Since December 20, 2004, TELUS has repurchased 20.2 million of its Common Shares and 37.4 million of its Non-Voting Shares for $2.7 billion under four NCIB programs, consistent with the Company’s intent to return cash to shareholders.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid

2007 – Program 3
First quarter	1,975,000	1,530,000	3,505,000	57.8	142.9	200.7
Second quarter	330,000	2,367,300	2,697,300	55.0	114.5	169.5
Six months ended June 30	2,305,000	3,897,300	6,202,300	112.8	257.4	370.2

2008 – Program 4
First quarter	950,000	1,968,900	2,918,900	54.3	68.2	122.5
Second quarter	—	1,716,300	1,716,300	36.8	39.9	76.7
Six months ended June 30	950,000	3,685,200	4,635,200	91.1	108.1	199.2

(1)             Represents the book value of shares repurchased.

(2)             Represents the cost in excess of the book value of shares repurchased.

•                  In April 2008, the Company publicly issued $500 million, 5.95%, Series CE, Canadian dollar Notes at a price of $998.97 per $1,000.00 of principal. The Notes mature in April 2015. The net proceeds of the offering were used for general corporate purposes, including repayment of amounts under the 2012 revolving credit facility, and to refinance short-term financing sources, which had been utilized in January for purchase of the then issued and outstanding Emergis common shares for $743 million.

The Series CE Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 66 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CE Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

•                  During the first quarter, the Company increased utilization of the 2012 bank facility from $nil to $320.9 million and increased commercial paper by $212.8 million for general corporate purposes, including acquisitions in January. During the second quarter of 2008, the Company reduced the amount drawn from the 2012 bank facility to $162.0 million at June 30, 2008. Commercial paper outstanding was $800 million at June 30, unchanged from March 31, 2008.

•                  In comparison, debt financing activities in the first half of 2007 included the March issue of Series CC and CD Notes totalling $1 billion, establishment of a commercial paper program in May, and repayment of approximately $1.5 billion of maturing Notes in June. These activities contributed to a lower effective interest rate in subsequent periods.

•                  On August 6, 2008, the Board of Directors approved an increase in the currently authorized commercial paper program from $800 million to $1.2 billion.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, June 30	2008	2007	Change

Components of debt and coverage ratios (1) ($ millions)

Net debt	6,644.4	6,239.7	404.7
Total capitalization – book value	13,775.0	13,122.3	652.7

EBITDA - excluding restructuring costs	3,831.2	3,520.0	311.2
Net interest cost	419.0	495.0	(76.0)

Debt ratios

Fixed-rate debt as a proportion of total indebtedness (%)	83.4	81.4	2	pts
Average term to maturity of debt (years)	4.8	5.7	(0.9)

Net debt to total capitalization (%) (1)	48.2	47.6	0.6	pts
Net debt to EBITDA - excluding restructuring costs (1)	1.7	1.8	(0.1)

Coverage ratios (1)

Interest coverage on long-term debt	4.7	3.8	0.9
EBITDA - excluding restructuring costs interest coverage	9.1	7.1	2.0

Other measures

Free cash flow ($millions) (2)	1,812.8	1,399.5	413.3
Dividend payout ratio (3), excluding tax-related adjustments and the net-cash settlement feature (%)	52	48	4	pts
Dividend payout ratio (%) (3)	43	50	(7	)pts

(1)             See Section 11.4 Definitions of liquidity and capital resource measures.

(2)             Twelve-month trailing measurement. See Section 11.2 Free cash flow for the definition.

(3)             Twelve-month trailing measurement. See Section 11.4 Definitions of liquidity and capital resource measures.

Net debt at June 30, 2008 increased from one year earlier due to the $500 million debt issue in April 2008, as well as increased use of commercial paper and amounts drawn on the 2012 credit facility, net of lower proceeds from securitized accounts receivable and a higher cash balance. Total capitalization increased because of higher net debt, retained earnings and accumulated other comprehensive income, partly offset by lower share capital due to share repurchases.

The average term to maturity of debt of 4.8 years at June 30, 2008 decreased from 5.7 years at June 30, 2007 due to shorter average long-term debt maturity, increased commercial paper and amounts drawn against the 2012 credit facility, partly offset by the issuance in April 2008 of $500 million, Series CE, seven-year Notes. The proportion of debt on a fixed rate basis increased mainly due to the April 2008 Note issue, as increased commercial paper and drawn amounts against the 2012 credit facility were offset by a decrease in proceeds from securitized accounts receivable.

When compared to one year earlier, the interest coverage on long-term debt ratio increased by 0.9, of which, 0.6 resulted from lower long-term interest and 0.3 resulted from higher income before income taxes and long-term interest. The EBITDA interest coverage ratio increased by 2.0, of which, 1.3 resulted from a lower net interest cost and 0.7 resulted from higher EBITDA before restructuring. Free cash flow for the 12-month period ended June 30, 2008, increased by 29.5% when compared to the measure one year earlier, due to higher income tax recoveries and interest income, higher EBITDA after share-based compensation and restructuring payments, lower paid interest and lower capital expenditures.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS’ long-term financial guidelines and policies are:

•                  Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.7 times at June 30, 2008, or a decrease of 0.1 from one year earlier, as higher net debt was more than offset by improved 12-month trailing EBITDA before restructuring costs. The ratio remained within the long-term target range.

•                  Dividend payout ratio of 45 to 55% of sustainable net earnings.

The ratio calculated to exclude favourable tax-related adjustments and the net-cash settlement feature from earnings for the 12-month period ended June 30, 2008 was 52%, as compared to 48% one year earlier. The adjusted ratios are more representative of a sustainable calculation. The ratios based on actual earnings were 43% and 50%, respectively.

7.5 Credit facilities

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The financial ratio tests in the new facility are substantially the same as those in the 2012 $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4 to 1 and may not permit its operating cash flow to interest expense ratio to be less than 2 to 1, each as defined. The new credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins.

At June 30, 2008, TELUS had available liquidity exceeding $1.5 billion from unutilized credit facilities, consistent with the Company’s objective of maintaining at least $1 billion of available liquidity.

TELUS Credit Facilities at June 30, 2008

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity

Five-year revolving facility (1)	May 1, 2012	2,000.0	(162.0)	(272.3)	(800.0)	765.7
364-day revolving facility (2)	March 2, 2009	700.0	—	—	—	700.0
Other bank facilities	—	137.2	—	(65.5)	—	71.7
Total	—	2,837.2	(162.0)	(337.8)	(800.0)	1,537.4

(1)             Canadian dollars or U.S. dollar equivalent.

(2)             Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.7 to 1 at June 30, 2008) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 9.1 to 1 at June 30, 2008) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006 and March 31, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. The March 31, 2008 amendment resulted in the term being extended to July 17, 2009, for this revolving-period securitization agreement.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 6, 2008.

Balance of proceeds from securitized receivables ($ millions)	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30	2007, Mar. 31	2006, Dec. 31	2006, Sept. 30

	150.0	500.0	500.0	550.0	500.0	150.0	500.0	350.0

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings since TELUS’ 2007 Management’s discussion and analysis. On March 27, 2008, DBRS confirmed its credit ratings and trend for TELUS and TCI, and on April 7, assigned a rating and trend of A (low), stable, to TELUS’ new $500 million, 5.95%, seven-year unsecured Note issue. On April 2, Moody’s Investors Service (Moody’s) assigned a Baa1 rating with a stable outlook to TELUS’ new debt issue, while confirming the same for TELUS’ existing senior unsecured Notes. On April 3, FitchRatings assigned a BBB+ rating with a stable outlook to the new TELUS debt issue. Standard and Poor’s assigned a BBB+ rating with a stable outlook to new Series CE Notes.

Credit rating summary	DBRS	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—

TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments, and the nature of risks that they may be subject to, were described in the Company’s 2007 Management’s discussion and analysis. Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures (CICA handbook section 3862) apply to the Company and result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. This information is in Note 4 of the interim Consolidated financial statements.

Commitments and contingent liabilities (Note 18 of the interim Consolidated financial statements)

Price cap deferral accounts

On January 17, 2008, the CRTC issued Decision Telecom 2008-1 Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities. This decision approved TELUS’ use of its deferral account for expansion of broadband services to an additional 119 rural and remote communities (cumulatively 234 rural and remote communities), and confirmed approximately five per cent of the deferral account balance was to be used to enhance accessibility to telecommunications services for individuals with disabilities. The decision also confirmed that the remaining balance of accumulated balance of TELUS’ deferral account was to be rebated to local residential customers in non-high cost serving areas.

On April 16, 2008, the Company petitioned to the Federal Cabinet seeking to rescind those parts of Decision 2008-1 that prevent the use of the remaining deferral account funds for broadband expansion. The petition also seeks to vary the decision to allow incumbent local exchange carriers to file additional proposals to use all of the available remaining deferral account for the purpose of broadband extension in their respective areas where it would otherwise be uneconomic to do so, except for the five per cent of the deferral account designated to improve access for persons with disabilities. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision 2008-1. The stay was granted on April 23, 2008, and applies to the rebate and broadband expansion determinations in Decision 2008-1.

The Federal Court of Appeal heard two appeals of the CRTC’s initial decision on disposition of funds in the deferral account (Decision 2006-9) in January 2008. The Consumers Association of Canada and the National Anti-Poverty Organization sought rebates from the deferral account direct to consumers rather than have the account used for purposes designated by the CRTC. Bell Canada’s appeal grounds were that the CRTC exceeded its jurisdiction to the extent that the CRTC approved rebates from the deferral account. Within that hearing, the Federal Court of Appeal further granted Bell Canada a motion for a stay of Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any purpose other than improvement of accessibility to communications services for individuals with disabilities. In March 2008, the Federal Court of Appeal dismissed both appeals. On May 6, 2008, TELUS applied to the Supreme Court of Canada for leave to appeal Decision 2006-9, in so far as the decision requires rebates of funds in the deferral accounts. The Company argued that the Federal Court of Appeal erred in upholding the CRTC’s jurisdiction to order rebates of the funds in the ILEC deferral accounts. Bell Canada and the Consumer Groups also applied to the Supreme Court for leave to appeal the Federal Court of Appeal’s ruling alleging various jurisdictional errors.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(d) of the interim Consolidated financial statements and Section 10.3 Litigation and legal matters.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at June 30, 2008. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. The number of issuable shares at July 31, 2008 was not materially different from June 30.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares

Common equity
Outstanding shares at June 30, 2008	174.8	145.0	319.8	(1)
Options outstanding and issuable (2) at June 30, 2008	0.4	15.4	15.8
	175.2	160.4	335.6

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 322.0 million for the three-month period ended June 30, 2008.

(2)             Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2007 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS’ 2007 Consolidated financial statements, other than for developments set out below.

Convergence with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: (i) as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and (ii) standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. The first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.

There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

Implementation phase	Description and status

Initial impact assessment and scoping

This phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB, as relevant to the Company’s specific instance.

Based upon the current state of IFRS-IASB, this phase identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company. The Company will assess any such change as a component of its key elements phase.

Key elements

This phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

Currently underway are the identification, evaluation and selection of accounting policies necessary for the Company to changeover to IFRS-IASB; consideration of impacts on operational elements, such as information technology and internal control over financial reporting, are integral to this process. Targeted training activities, which leveraged both internal and external resources, occurred during the current reporting period.

Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences.

Embedding	This phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to change over to IFRS-IASB.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS-IASB implementation accounting policy differences is expected to increase.

The Company will present its results for fiscal 2010 using contemporary Canadian GAAP. The Company will also present supplementary disclosure for fiscal 2010 according to IFRS-IASB. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account: one using the contemporary version of Canadian GAAP and the other using the contemporary IFRS-IASB.

Financial instruments – disclosure; presentation

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. As set out in Note 4 of the interim Consolidated financial statements, the new recommendations result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The transitional provisions provide that certain of the incremental disclosures need not be provided on a comparative basis in the year of adoption.

Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-IASB converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position are not materially affected by the new recommendations.

9.              Annual guidance for 2008

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, Section 10: Risks and risk management of TELUS’ 2007 and first quarter 2008 Management’s discussions and analyses, as well as updates reported in Section 10 of this document. The Company has revised its full year guidance for 2008. The revised guidance for the full year considers the Company’s performance for the first half of 2008, including strong wireless subscriber growth. The revised guidance is in compliance with the Company’s long-term policy guidelines for Net debt to EBITDA and dividend payout, as described in Section 7.4.

Annual guidance for 2008	Original target	Revised guidance	Expected change from 2007 for revised guidance

Consolidated
Revenues	$9.6 to $9.8 billion	$9.675 to $9.825 billion	7 to 8%
EBITDA (1) (2007 as adjusted (2))	$3.8 to $3.95 billion	$3.8 to $3.9 billion	1 to 4%
EPS - basic (2007 as adjusted (3))	$3.50 to $3.80	$3.50 to $3.70	(10) to (15)%
EPS - basic (2007 as adjusted), excluding favourable tax-related impacts	$3.50 to $3.80	$3.50 to $3.70	4 to 10%
Capital expenditures, excluding spectrum auction	Approx. $1.9 billion	Approx. $1.9 billion	7%

Wireline segment
Revenue (external)	$4.975 to $5.075 billion	$5.025 to $5.1 billion	4 to 6%
EBITDA (2007 as adjusted (2))	$1.725 to $1.8 billion	$1.75 to $1.8 billion	(4) to (2)%

Wireless segment
Revenue (external)	$4.625 to $4.725 billion	$4.65 to $4.725 billion	9 to 11%
EBITDA (2007 as adjusted (2))	$2.075 to $2.15 billion	$2.05 to $2.1 billion	6 to 9%

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             EBITDA for 2007 adjusted to exclude an incremental pre-tax charge of $168.7 million that related to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Of the total amount, $145.1 million was recorded in wireline and $23.6 million was recorded in wireless.

(3)              Basic EPS for 2007 adjusted to exclude an incremental after-tax charge of $0.32 per share for the introduction of a net-cash settlement feature.

The following key assumptions were made at the time the original 2008 targets were announced in December 2007. Expectations for GDP growth and the expected statutory tax have been revised and actual or expected results to date are reported for each assumption as follows:

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

Canadian real GDP growth estimate of 2.8% and above average growth in the provinces of Alberta and B.C.

The Summer Outlook of the Conference Board of Canada (CBOC) revised the 2008 Canadian GDP growth estimate to 1.7%, down from the Spring Outlook of 2.2%. The CBOC provincial outlook published early this year predicted above average growth in Alberta and B.C.

Canadian dollar at or near parity with the U.S. dollar

The Canadian dollar closing exchange rate varied between U.S. $0.972 and U.S. $1.016 during the three-month period ended June 30, 2008 (between U.S. $0.968 and U.S. $1.024 during the first six months of 2008). The average close was approximately U.S. $0.99 for both periods. (Source: the Bank of Canada.)

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Confirmed by: (i) a Western cable-TV competitor reporting strong high-speed Internet and telephone net additions for their quarter ended February 2008; and (ii) TELUS’ network access line losses of 3.4% for the 12-month period ended June 30, 2008

The impact from the acquisition of Emergis was assumed to begin in March 2008	The transaction closed in mid-January 2008 instead of the beginning of March and is expected to have a minor impact on TELUS’ 2008 targets

Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year	No change

The capital expenditures target explicitly excluded potential purchases of wireless spectrum in the AWS spectrum auction	No change to capital expenditure guidance excluding the spectrum auction. The AWS spectrum auction costs of approximately $880 million are expected to be recorded in the third quarter

No new wireless competitive entrant assumed for 2008

Several regional competitive entrants have provisionally acquired spectrum in the AWS auction concluded July 2008, but it is expected that entrants are not likely to offer services until 2009. See Section 10.1 Regulatory

Restructuring expenses of approximately $50 million include the integration of Emergis	Assumption is revised to approximately $30 million

A blended statutory income tax rate of 31 to 32%	The blended statutory rate is expected to be approximately 30.5 to 31.5% as a result of enacted British Columbia tax rate changes

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

A discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007)	Assumptions are set at the beginning of the year for pension accounting

Average shares outstanding of approximately 320 million (down 3.5% from 331.7 million in 2007).	Average shares for the six-month period ended June 30, 2008 were 322.3 million, or 3.9% lower than the same period in 2007, consistent with the assumption for the full year

10.       Risks and risk management

The following are updates to the risks and risk management discussions in Section 10 of TELUS’ annual 2007 and first quarter 2008 Management’s discussions and analyses.

10.1 Regulatory

Advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

Industry Canada conducted a spectrum auction between May 27 and July 21, 2008, for 90 MHz of AWS spectrum in 1.7/2.1 GHz ranges, of which 40 MHz was set aside for new entrants. Also auctioned were 10 MHz for PCS service extension, and 5 MHz in the 1670-1675 MHz range.

Licence terms: The rules for the spectrum auction were released February 29, 2008, by Industry Canada in Conditions of Licence for Mandatory Roaming and Antenna Tower and Site Sharing and to Prohibit Exclusive Site Arrangements. The rules endorsed a continued facilities-based regulatory orientation and included the following:

•                  licence terms began at the conclusion of the auction;

•                  entrants shall be entitled to roam on incumbents’ networks within their licensed areas for five years and outside their licensed areas for 10 years on commercial terms;

•                  entrants shall be entitled to utilize incumbents’ towers at commercial rates (and subject to space availability);

•                  new entrants must build facilities in areas where they have won spectrum (no roaming on competitors’ networks within their own areas until they have built their own networks);

•                  no mandatory resale of incumbents’ services outside new entrants’ coverage areas;

•                  a subscriber cannot roam unless he or she is already served on another radio access network;

•                  new entrants have no right to roam through incumbents’ international roaming agreements;

•                  data service roaming need only be provided at a comparable quality to a new entrant’s service;

•                  mandated roaming is not available to incumbents if they have licences in the service area;

•                  there are 90-day time limits to respond to tower/site sharing requests; and

•                  where there are disputes between service providers, a binding arbitration process will apply, with arbitrators appointed from a list of retired judges and lawyers.

While TELUS successfully acquired additional spectrum to facilitate its own long-term growth, the availability of AWS spectrum to competitors, as well as mandatory roaming and tower and site sharing rules may increase competitive intensity. Several apparent new regional competitors have acquired spectrum, as summarized in Section 4.1. The long-term viability of all new entrants in the market remains uncertain because of network build-out and spectrum costs, capital market conditions, and restrictions on foreign investment. The presence of new regional entrants in the marketplace may negatively affect the future market share of wireless incumbents such as TELUS and may impact pricing of services.

TELUS Communications Company (TCC) – Network access charge (Telecom Decision 2008-33)

In late 2007, TCC introduced a $2.95 monthly long distance network access fee for the Company’s long distance subscribers who were not on a rate plan (basic toll subscribers). Subscribers could avoid the charge by subscribing free of charge to a toll restrict service (subject to a $10 termination fee), or enrolling in a TCC long distance rate plan.

On April 17, 2008, Decision 2008-33 stated that TCC should not have imposed this monthly charge in certain circumstances. For basic toll subscribers who had not used TCC’s long distance network during the applicable period, the CRTC found that the network access charge was equivalent to an unauthorized residential local rate increase. TCC was directed to reimburse or credit those affected customers. Basic toll subscribers who did use TCC’s long distance network in a particular month continue to be subject to the charge for that month. The CRTC also directed that customers who subscribed to a toll restrict service since TCC implemented the long distance network access charge, and who wished to be removed that service, should be allowed to do so without charge, within three months of April 17, 2008.

The Company is configuring its billing systems to reflect this charge only when long distance services were used in the service period. The Company has started issuing credits where charges were applied and no long distance services were used. The amounts to be reimbursed are not material to TELUS’ financial results.

Additional forbearance decisions

In 2008, the CRTC continues to take steps to forbear from regulating prices, particularly for services offered in competitive markets. Recent decisions include forbearance from regulation of certain local exchange services, promotions, and high capacity inter-exchange private line routes.

Residential and business local exchange services: In the first seven months of 2008, the CRTC approved TELUS’ forbearance applications for residential local services in 26 exchanges in B.C., Alberta and Eastern Quebec. The CRTC also determined that the competitor presence test was not met in nine Eastern Quebec exchanges and denied applications for forbearance in those communities. In July 2008, the CRTC approved TELUS’ forbearance applications for business local exchange services in Langley and West Vancouver, B.C., but denied two other applications for smaller centres. Cumulatively, TELUS has received approval for deregulation of local phone services for residential markets covering approximately 80% of its residential lines in non-high cost serving areas, and for approximately two-thirds of its business lines.

Promotions for residential and business local wireline services in non-forborne areas: The CRTC decided to forbear from regulation of residential and business promotions offered in non-forborne areas when three criteria are met. The three criteria are: the combined enrolment and benefit period of the promotion does not exceed 12 months; there is a cooling-off period of at least one-half of the combined enrolment and benefit period; and there are no existing or recently elapsed promotions that involve any of the same tariffed services or underlying services in the same geographic areas.

High capacity/digital data services inter-exchange private lines: In May 2008, following a semi-annual review, the CRTC forbore from regulating more than 70 additional TELUS inter-exchange private line routes, where competitor presence tests were met.

10.2 Process risks

TELUS continues to develop new phases of a wireline billing and customer care system. In 2007, TELUS converted its wireline consumer customers in Alberta to the new integrated billing and client care system. Initial system difficulties were experienced, which temporarily reduced order processing capability and caused increased installation backlogs and higher costs, such as extra call centre resources to maintain service levels.

Building on the experience gained with the 2007 conversion, a pilot implementation for approximately 150,000 residential customers in B.C. began in the second quarter of 2008, followed by a system conversion for more than one million B.C. residential customers in mid-July. While it is early in the post-conversion period, the billing and order entry functions have performed well and service levels have not been materially impacted. However, there can be no assurance that system difficulties will not occur over the next few months of billing experience.

10.3 Litigation and legal matters

Uncertified class action: A class action was brought on June 26, 2008 in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers, including the Company, have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as a government charge. The plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be reliably determined at this time.

11. Reconciliation of non-GAAP measures and definitions

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants – see Section 11.4 – EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2008	2007	2008	2007

Net income	267.0	253.1	558.0	447.9
Other expense (income)	2.4	18.5	19.2	22.3
Financing costs	114.3	127.2	223.7	244.8
Income taxes	113.5	93.7	222.9	173.0
Non-controlling interest	0.9	1.3	1.7	2.8
Operating income	498.1	493.8	1,025.5	890.8
Depreciation	343.5	318.3	689.2	636.0
Amortization of intangible assets	76.0	72.5	152.4	122.1
EBITDA	917.6	884.6	1,867.1	1,648.9
Net-cash settlement feature (recovery) expense	(0.3)	1.8	(0.1)	175.3
EBITDA (as adjusted)	917.3	886.4	1,867.0	1,824.2

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2008	2007	2008	2007

EBITDA	917.6	884.6	1,867.1	1,648.9
Capital expenditures	(435.6)	(481.8)	(755.3)	(863.7)
EBITDA less capital expenditures	482.0	402.8	1,111.8	785.2
Net-cash settlement feature (recovery) expense	(0.3)	1.8	(0.1)	175.3
EBITDA (as adjusted) less capital expenditures	481.7	404.6	1,111.7	960.5

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2008	2007	2008	2007

Cash provided by operating activities	461.0	1,061.9	1,086.2	1,522.5
Cash (used) by investing activities	(436.7)	(477.8)	(1,437.1)	(870.1)
	24.3	584.1	(350.9)	652.4

Net employee defined benefit plans expense	24.6	21.0	49.5	45.0
Employer contributions to employee defined benefit plans	24.3	14.7	51.3	48.6
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	4.5	(4.3)	5.6	4.8
Reduction (increase) in securitized accounts receivable	350.0	(350.0)	350.0	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(126.5)	(99.8)	94.8	(114.7)
Acquisitions	4.4	—	691.3	—
Proceeds from the sale of property and other assets	(3.3)	(1.3)	(3.3)	(1.3)
Other investing activities	—	(2.7)	(6.2)	7.7
Free cash flow	302.3	161.7	882.1	642.5

The following shows management’s calculation of free cash flow.

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2008	2007	2008	2007

EBITDA	917.6	884.6	1,867.1	1,648.9

Restructuring costs net of cash payments	(1.5)	(7.3)	(4.7)	(24.3)
Share-based compensation	10.1	(8.9)	16.4	129.7
Donations and securitization fees included in Other expense	(7.3)	(9.1)	(17.1)	(18.4)
Cash interest paid	(175.8)	(218.5)	(220.8)	(242.1)
Cash interest received	0.7	5.6	2.0	7.5
Income taxes received (paid), less investment tax credits received that were previously recognized in either EBITDA or capital expenditures, and other	(5.9)	(2.9)	(5.5)	4.9
Capital expenditures	(435.6)	(481.8)	(755.3)	(863.7)
Free cash flow	302.3	161.7	882.1	642.5

11.3 Definitions of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $23.7 million and $28.3 million, respectively, for the 12-month periods ended June 30, 2008 and 2007.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at June 30
($ millions)	2008	2007
Long-term debt including current portion	5,518.8	4,806.9
Debt issuance costs netted against long-term debt	30.8	32.5
Derivative liability	1,137.0	1,081.8
Accumulated Other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(146.5)	(179.3)
Cash and temporary investments	(45.7)	(2.2)
Proceeds from securitized accounts receivable	150.0	500.0
Net debt	6,644.4	6,239.7

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which is in respect of the US$1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ended June 30, 2008 and 2007 are the same as reported quarterly financing costs over those periods.

Total capitalization – book value excludes accumulated Other comprehensive income or loss and is calculated as follows:

	As at June 30
($ millions)	2008	2007
Net debt	6,644.4	6,239.7
Non-controlling interests	22.0	22.1
Shareholders equity	6,994.4	6.734.7
Accumulated other comprehensive loss	114.2	125.8
Total capitalization – book value	13,775.0	13,122.3